

March 4, 2014

Via Email
Nadir Ali
Chief Executive Officer
Sysorex Global Holdings Corp.
3375 Scott Blvd., Suite 440
Santa Clara, CA 95054

> **Re:** **Sysorex Global Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 21, 2014**
> **File No. 333-191648**

Dear Mr. Ali:

We have reviewed your registration statement and your letters dated January 21, 2014 and January 27, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we reference prior comments, we are referring to our January 2, 2014 letter.

Introduction to Pro Forma Condensed Combined Financial Statements, page F-112

1.   Please expand the adjustment notes to disclose, in tabular form, how the purchase price was determined and allocated.

2.   Please expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period. Further, disclose the nature of the intangible assets acquired and the factors that make up the goodwill acquired in the AirPatrol Corporation acquisition.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact

Luna Bloom, Staff Attorney, at (202) 551-3194 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735 or me at (202) 551-3488.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: Via E-Mail
        Elliot H. Lutzker
        Davidoff Hutcher & Citron LLP